

ZOLTEK

Creating Value

2002 ANNUAL REPORT

Financial Highlights

(AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

	September 30, **2002**	September 30, 2001
STATEMENT OF OPERATIONS DATA		
Total Sales	$ 68,436	$ 76,478
Carbon Fibers	$ 30,448	$ 37,269
Specialty Products	$ 37,988	$ 39,209
Available Unused Capacity Costs	$ 6,039	$ 6,803
Application and Development Costs	$ 3,750	$ 3,533
Operating Loss From Continuing Operations	$ (10,128)	$ (20,528)
Net Loss	$ (7,831)	$ (31,571)
Diluted Loss Per Share	$ (0.48)	$ (1.91)
Weighted Average Shares Outstanding	16,289	16,515
BALANCE SHEET DATA		
Working Capital	$ 9,872	$ 22,891
Property and Equipment	$ 78,415	$ 79,157
Total Assets	$ 121,422	$ 121,492
Total Debt	$ 27,713	$ 24,109
Total Shareholders' Equity	$ 75,904	$ 79,595
Equity Per Share	$ 4.66	$ 4.82

CONTENTS

Dear Fellow Shareholders

Strategy seeks to shape the future to a desired end. Yet, as Churchill wrote, "The future, though imminent, is obscure." It becomes more obscure – or less malleable – when the desired end involves massive rather than incremental change.



ZSOLT RUMY
Chairman, CEO and President of the Company

Judged on meeting specific forecasts, I have done a less-than-stellar job of predicting the future in previous letters to shareholders. In our 1995 annual report, I predicted that annual consumption of carbon fibers would more than double to 35,000 tons by the year 2002.

That hasn't happened. While there has been a substantial buildup in carbon fiber capacity over that period, actual demand has not risen nearly so fast (consumption totaled about 25,000 tons in 2002). The result has been tremendous overcapacity (approximately 50%) – accompanied by excessive and destructive price competition in both existing and developing markets.

From our perspective, that represents the worst possible outcome. It has undermined profitability in the short term and created false expectations for the long term.

Nevertheless, I remain absolutely convinced of the soundness of our strategy – and of the inevitability of a carbon fiber-led revolution in the world of materials.

I cannot point – yet – to any huge increases in the Zoltek order book. But I do know three things very well. First, there is vastly more work going on today than there was five years ago in big-ticket application areas with the potential to absorb not only all of today's overcapacity of carbon fibers – but much, much more besides.

Second, the future – to go back to Churchill's words – has become less obscure and more imminent as a result of considerable progress in some areas of development and greater appreciation of the difficulties in others. We have a clearer picture of future streams of revenues and earnings.

Third, Zoltek is well positioned to reap the advantages of being a first mover in emerging carbon fiber markets. Quite simply, we believe, Zoltek is the only carbon fiber producer that is strategically equipped to deliver low-cost, low-priced carbon fibers in the quantities demanded for new applications to go forward.

ADDING VALUE IN A LOSING YEAR

The Financial Highlights Page – seen opposite – shows that we are operating at a loss. Zoltek reported a net loss of $7.8 million in 2002 and $31.6 million in 2001. We incurred losses in the preceding two years as well. However, I have underlined "operating" for a reason.

We are not totally an operating company. In fact, we are much more a development company. As a carbon fiber producer, Zoltek began as an operating company – serving a niche in the aerospace market – and we went public in order to transcend that niche and pursue the mission of commercializing carbon fibers. Because of this bifurcated evolution, we have always had something of a dual personality – in the way we have presented ourselves to and been perceived by the outside world.

Our technical fibers group – the direct descendant of our original carbon fibers business – is the world's largest supplier of carbon fibers used in the advanced brake systems of most modern airliners and military jets. It is a relatively stable and profitable business, with prospects for future growth. Zoltek also serves other existing markets such as sporting goods and conductive plastics.

However, we direct most of our activities (and most of our spending) to development – to the generation of future as opposed to current revenues and earnings. That includes, for fiscal 2002, the $3.8 million direct application and

"We are not totally an operating company. In fact, we are much more a development company."

development cost and the $6.0 million strategic available unused capacity cost shown on the Highlights Page. It includes essentially the entire cost of our sales, engineering and other staff. The real "bottom line," therefore, is whether, in losing money, we are adding to shareholder value – in bringing commercialization closer to reality.

During fiscal 2002, we achieved several milestones in turning concept into reality. That included successful completion of the first phase of a major development program with BMW, the German automaker. It includes the roll-out of a new line of unidirectional, stitch-bonded fabrics. Most especially, it includes the successful introduction of Panex®35 – a new line of carbon fibers made from a textile-based precursor material produced by our Hungarian operation. Panex®35 fulfills two key strategic objectives. It lowers the cost of producing carbon fibers, and it assures a plentiful supply at a sustainable low price – in the event of an upsurge in demand caused by the transition from development to production in any one of several targeted application areas. Except for fibers for the aircraft brake application, all of our high-performance carbon fibers are now made from an inexpensive, internally produced precursor material. No other carbon fiber producer can make that claim.

Through the first five years of our existence as a public company, Zoltek was buoyed by a rising stock price that gave us ready access to needed capital. However, in the past several years, as the price of our stock has fallen, we have been caught between a rock and a hard place, financially speaking. We have come under mounting pressure to produce improved results and to work toward a cash-flow neutral position - despite the limited scope of resources and efforts directed toward existing markets.

In early calendar 2003, we arranged a refinancing package, that should (upon completion) provide enhanced liquidity over the next two years. As part of the package, it is expected that 14 individuals – including myself and three other board members – will invest a total of $8 million in the company through convertible subordinated debentures.

The refinancing package is designed to enable Zoltek to focus on three key areas where we and our partners have made tangible progress in application development, and where we see substantial potential in the near future.

THREE APPLICATION AREAS WITH NEAR TERM POTENTIAL

AUTOMOTIVE: The world's automakers have come to the end of the road of what they can do with other materials to extract weight to add to fuel economy. That makes carbon fiber the last best hope for substantial further progress. With the successful completion in 2002 of a carbon fiber car crash test program, our partner, BMW, has proceeded to the next stage of development: It has begun detailed design of a production model car that will weigh up to 40% less than the lightest possible car of the same size made from aluminum. We have invested more than $5 million in this project. More to the point, however, BMW now has committed significant assets to the task of turning the concept of an all-carbon fiber car into reality – with anticipated production as early as 2005.

WIND ENERGY: Utilities and governments alike have identified wind energy as the lowest cost renewable energy. Carbon fibers are now seen as the essential enabling material in the jump to a new level of power and performance. In recent years, wind turbines have evolved from small, simple machines into composites-based behemoths that can compete, with limited incentives, with well-established forms of power generation such as oil, gas, coal and nuclear energy. Today's wind turbine blades, made with glass fiber-reinforced composites, have a maximum length of approximately 30-40 meters. With carbon fiber reinforcement providing more than three times the stiffness and half the weight of fiberglass, blade lengths are now being extended to 50 meters and longer. Longer blades provide an exponential improvement in electrical generation. A 50-meter blade wind turbine will produce 2.5 times the electricity as a 30-meter blade. The first carbon fiber-enabled three-megawatt wind turbines – expected to lower the cost of power to 3 cents per kilowatt-hour – will be installed in Europe in 2003. A wind farm of 250 of these giant wind turbines would produce enough electricity for a city of 250,000. In future years, we expect

"BMW has begun detailed design of a production model car that will weigh up to 40% less than the lightest possible car of the same size made from aluminum."



that half of all new wind turbines will be equipped with carbon fiber-reinforced blades. Zoltek is working with several of the leading wind blade manufacturers in Europe, where most of the activity is now.

THERMAL INSULATION: The use of Zoltek's Pyron® fiber (an intermediate fiber produced in the manufacture of carbon fibers) as a fire blocker and thermal insulator represents a third market with near-term, large-volume potential. In late calendar 2002, Leggett & Platt, Inc., the nation's leading supplier of components to the mattress and bedding industry, selected our fiber for a new line of products designed to meet the stricter flammability regulations for mattresses and bedding that will go into effect in California in January 2004. It is expected that the new safety regulations in the nation's largest state will lead to nationwide standards aimed at preventing the propagation of flames in bedding. Due to its chemical properties, our fiber is ideally suited to this application.

There are other exciting developments to watch for in the near future. Carbon fibers figure prominently in the search for less polluting and more efficient automotive fuels – everything from compressed natural gas (CNG) to fuel cells. CNG – a simple hydrocarbon – is inherently a cleaner burning fuel than gasoline and could eliminate as much as 90% of automotive pollution. The Chinese government has placed a high priority on reducing pollution in major cities and it has made the transition from gasoline and diesel fuel to CNG a centerpiece of its plans. In late calendar 2002, a major Chinese company selected Zoltek as its exclusive supplier for the production of carbon fiber-wrapped CNG fuel tanks. We will design and deliver a complete new fiber management system to the Chinese in 2003 – a system that is specifically geared to our Panex® 35 fibers. Carbon fiber's extraordinary strength-to-weight and stiffness-to-weight make it the best available material for CNG tanks and other high-pressure vessels.

Over the past several years, we have worked with Old Castle, a leading pre-cast concrete manufacturer, and other partners in developing a carbon fiber-reinforced concrete product line. This effort is now coming to fruition. A team of companies, led by Old Castle, will introduce a family of lightweight and exceptionally strong pre-cast cement products in 2003. This has the potential to revolutionize the construction industry.

Given the political uncertainties in oil-rich regions of the world, the search is on to find new oilfields at deep ocean depths. The deeper the well, the more important it becomes to reduce weight and improve the strength of tethers and drill pipes. We have worked with several partners to develop products and processes taking advantage of the unique properties of carbon fibers. Significant new sales of carbon fibers in the oil drilling markets are possible within the next two years.

SHAPING THE FUTURE

I invite readers who want a more detailed description of our strategy and actions in these and other application areas to visit our web site (www.zoltek.com) for additional information.

We have not made the future happen as quickly as we had expected and hoped. But even if we were wrong on the timing, the future is indeed unfolding according to plan. That is to say, in a number of areas – including the three highlighted above – many roads lead to carbon fiber, and Zoltek and its partners are setting the pace.

Once again, I would like to express my thanks to our shareholders. Many of you, I know, have held your stock for years. That must mean that you share the same sense of destiny that inspires this company.

This is a company that is destined to change the larger world of materials. We have the right strategy. And we will continue to invest in the future.

Zsolt Rumy

January 28, 2003

Creating Value – Now and in the Future

Present value – the discounted value of future cash flows – provides a revealing, if imprecise, way of looking at the progress of a development company that is focused on future gains.

To take a hypothetical case, imagine a development company with a well-defined strategy for creating a large new market. If this market will eventually produce a stream of annual cash flows of $500 million, how much economic value does the company create in meeting key milestones that bring that result closer to the present – to a starting point in three years, let's say, rather than five?

The answer depends upon the projected risk. If you discount future cash flows at 36% - assuming a high degree of risk – the economic value created in this scenario is more than $100 million.

While the numbers are hypothetical, the example here provides a reasonable way of looking at the progress of Zoltek and its partners in several key carbon fiber application development projects. As the principal champion of commercialization within the carbon fiber industry, we believe that we have created considerable economic value. Through our continuing investment in major projects that involve some of the world's best-known companies as partners and future customers, we have made real progress in achieving important milestones. Without a doubt, however, you won't find any recognition of that in the price of our stock. At the close of fiscal 2002, Zoltek's total market capitalization was $29 million, far below its peak in 1997. How then is one to explain the juxtaposition of rising economic value and falling market value?

Clearly, many investors have been disappointed by our financial results. However, I believe that knowledgeable investors – looking to buy into a seriously undervalued company – will see the important truth beyond our financial results. This is a company with a large and compelling vision.

Despite difficult market conditions, we have continued to invest purposively in the future. Though that investment, to a large degree, has come at the expense of current earnings, we have made real progress in key application development areas that has, indeed, brought commercialization closer to reality. That is the view of the 14 individuals (including four board members) who participated in Zoltek's refinancing.

Though there is now a glut of carbon fibers on the market, carbon fiber production is still very small compared with glass fiber. That is instructive because glass fiber – which may be regarded as the established older cousin of carbon fiber – accounted for the last great revolution in materials. Over the next 20 years, we believe, carbon fiber will catch up with glass fiber and begin to surpass it in every way – in annual production, sales volume, and, most importantly, in the immense benefits that it will bring to a range of other industries.

Boating was the defining industry for glass fibers. Back in the early fifties, composites made from glass fibers began to replace wood in a major way in yachts and other boats. That led to a long period of explosive growth. It is hard to think of a more accommodating industry for a new material than boating. Boating combines considerable scale with extensive reliance on manual labor. Skilled craftsmanship was the wet nurse in the glass fiber revolution.

By contrast, the industries that are poised to lead the way in a carbon fiber revolution are all dependent upon highly mechanized and automated processes. To optimize performance, such processes must be fault-free and absolutely repeatable. The slightest technical problems or imperfections must be worked out in advance of any commitment to large-scale production utilizing the new material. While this is entirely feasible, it takes a great deal of time and effort and capital expenditure at the front end of development.





However, if the technical challenges to be overcome in establishing carbon fibers as a new baseline material are greater, the potential is far greater as well. At half the weight of glass fibers, carbon fibers provide vastly superior strength and three times the stiffness, along with other highly desirable properties, such as resistance to heat and corrosion. All of that makes carbon fibers the biggest potential game-changer in the materials world in the past 75 years.

Where is the equivalent of the boating industry in carbon fiber's future?

There are several.

First and foremost, there is the automotive industry. The potential here is gigantic and any one who follows the industry knows that its commitment to a future that prominently includes carbon fiber is substantial. The automotive industry has already invested well in excess of $100 million in carbon fiber-related development. One of Zoltek's major automotive partners now has 100 engineers working fulltime on the design of an all carbon fiber-body car scheduled to go into limited production as early as 2005. Production of just 150 cars per day would require all of our existing capacity and more, while a full production model of 2-4,000 cars per day would put this company on the rapid growth trajectory for many years to come. The automotive industry alone could be bigger for carbon fibers than all of boating has been for glass fibers.

Then there is wind energy – the fastest-growing source of energy in the world. Though not as big potentially as automotive, this, too, is a genuinely large-volume application, and it is just around the corner. Europe is in the lead. Compared with the fast-turning, noisy and inefficient windmills dotted around the western United States, the latest model wind turbines in Europe are quiet, slow and extremely powerful. They produce 1-2 megawatts of electricity using glass-reinforced composite blades. The next step is to stiffer and longer blades that will generate up to 3 megawatts! This is the job for carbon fibers. It cannot be done with any other material. The first super carbon fiber-reinforced wind turbines will begin operation in 2003.

Zoltek and partners have also made substantial progress in several other targeted applications for large-scale carbon fiber reinforcement; including the fabrication of riser pipe for the oil field services industry and the construction of large pre-cast concrete buildings and structures. For drilling at deeper ocean depths or for mass-producing large but lightweight concrete structures, carbon fiber is, quite simply, the only way to go. It is the all-important enabling material.

Carbon fiber's slice of the total materials pie is very limited now, but its potential is not. Successful implementation of the applications highlighted here would bring about a hundredfold growth or more in carbon fiber usage, and it would transform the world of materials.

It would mean cars that don't pollute and go a long, long way without refueling.

It would mean a quantum jump in electrical power generated through wind energy.

It would mean rapid, inexpensive repair of much of the world's crumbling infrastructure.

All this is the value we are building!

I will end the front portion of this report by paraphrasing the familiar words found on car mirrors – "The future is closer than it may appear." – *Zsolt Rumy*



Selected Consolidated Financial Data (In Thousands, Except Per Share Data)

STATEMENT OF OPERATIONS DATA:

	Year Ended September 30,				
	2002	2001	2000	1999	1998
Net sales	$ 68,436	$ 76,478	$ 78,204	$ 68,525	$ 83,390
Cost of sales	58,920	74,333	64,520	53,375	58,805
Gross profit	9,516	2,145	13,684	15,150	24,585
Available unused capacity costs	6,039	6,803	4,658	3,953	-
Selling, general and administrative expenses (1)	13,605	15,870	14,422	14,525	12,958
Operating income (loss) from continuing operations	(10,128)	(20,528)	(5,396)	(3,328)	11,627
Other income (expense) and income taxes (benefit)	(1,433)	(746)	1,336	686	(2,032)
Net income (loss) from continuing operations	(8,695)	(21,274)	(4,004)	(2,642)	9,595
Gain (loss) on discontinued operations, net of income taxes	864	(10,297)	(4,681)	-	-
Net income (loss)	$ (7,831)	$ (31,571)	$ (8,685)	$ (2,642)	$ 9,595
Net income (loss) per share:					
Basic income (loss) per share:					
Continuing operations	$ (0.53)	$ (1.29)	$ (0.22)	$ (0.16)	$ .59
Discontinued operations	0.05	(0.62)	(0.25)	-	-
Net income (loss)	$ (0.48)	$ (1.91)	$ (0.47)	$ (0.16)	$ .59
Weighted average common shares outstanding	16,289	16,515	18,360	16,209	16,216
Diluted income (loss) per share:					
Continuing operations	$ (0.53)	$ (1.29)	$ (0.22)	$ (0.16)	$ .58
Discontinued operations	0.05	$ (0.62)	$ (0.25)	-	-
Net income (loss)	$ (0.48)	$ (1.91)	$ (0.47)	$ (0.16)	$ .58
Weighted average common and common equivalent shares outstanding	16,289	16,515	18,360	16,209	16,525

BALANCE SHEET DATA:

	September 30,				
	2002	2001	2000	1999	1998
Working capital	$ 9,872	$ 22,891	$ 27,041	$ 43,946	$ 53,058
Total assets	121,422	121,492	207,701	136,756	147,209
Short-term debt	14,014	2,073	47,126	630	817
Long-term debt, less current maturities	13,699	22,036	8,697	5,423	5,898
Shareholders' equity	75,904	79,595	122,811	114,634	121,602

(1) Includes application and development costs of $3,750, $3,533, $2,479 and $1,925 for fiscal years 2002, 2001, 2000 and 1999, respectively.

OVERVIEW

The Company's mission is to commercialize the use of carbon fibers as reinforcement in advanced composite materials. The Company believes it is the lowest cost producer of carbon fibers. Its sales strategy is designed to attract significant new applications for carbon fiber reinforced composites in automotive, infrastructure, construction, marine and other industries. The Company believes introduction of carbon fibers to potential end users has been generally well received and the Company is participating in selected ongoing development projects in these application categories.

As part of its strategy to establish availability of carbon fibers on a scale sufficient to provide growth of large scale applications, the Company completed a major carbon fiber production capacity expansion plan in fiscal 1999. The Company completed construction of seven continuous carbon fiber lines, each with an annual rated capacity of one million pounds, at its Abilene, Texas facility (five lines) and Zoltek Rt. facilities (two lines). In addition, the Company completed construction of a secondary processing building at its Abilene, Texas facility to perform intermediate and secondary carbon fiber processing operations, such as chopping, milling and specialty packaging, and completed construction and partial finish out of an additional building designed to ultimately house up to 24 more continuous carbonization lines at its Abilene, Texas facility. During fiscal 2000, the Company also completed construction of an oxidization line at Zoltek Rt., with an annual rated capacity of two million pounds. The Company is supplying European markets with oxidized fiber used in friction and thermal applications from this line.

As the Company pursues its application and market development efforts, the Company has found the existing composite materials value chain relatively slow to change and is undertaking steps to accelerate the introduction and development of carbon fiber composites across a broad range of mass market applications. The Company is continuing to target emerging applications for low-cost, high–performance carbons in automobile manufacturing, alternate energy technologies, deep sea oil drilling applications, filament winding applications, buoyancy and fire resistant applications.

The Company acquired a series of downstream businesses during fiscal 2000, with the objective of accelerating the introduction and development of carbon fibers and carbon fiber composites in low-cost, high volume applications. The Company's strategy includes providing direct input into the composites value chain by supplying composite engineering and design technology, composite processing technology and the ability to create integrated product solutions utilizing composite materials.

In October 1999, Zoltek acquired Zoltek Materials Group, Inc. Zoltek Materials Group, located in San Diego, California, is a manufacturer of carbon fiber prepreg (pre-impregnated with resin) composite materials.

In November 1999, the Company acquired substantially all of the assets of Engineering Technology Corporation ("Entec Composite Machines"). Entec, located in Salt Lake City, Utah, designs and manufactures filament winding equipment used in the production of composite parts. Also in November 1999, the Company acquired Composite Machines Corporation ("CMC") and Ramal International, Inc. (parent company of CMC). CMC, located in Salt Lake City, Utah, designed and manufactured filament winding and pultrusion equipment used in the production of composite parts. CMC and Ramal have been integrated into the Entec operation.

Additionally, in November 1999, the Company acquired Structural Polymer (Holdings) Ltd. ("SP Systems"), which designs and manufactures composite materials used in large scale structures such as wind turbine blades and marine structures. While this acquisition was consistent with the Company's business strategy, the financial performance of this business was unsatisfactory. Therefore, in fiscal 2000, the Company formally adopted a plan to sell this subsidiary. In November 2000, the Company sold SP Systems.

In April 2000, the Company acquired a 45% preferred membership interest in Hardcore Composites Operations LLC ("Hardcore"). Hardcore designs and manufactures composite structures for the civil infrastructure market. In the fourth quarter of fiscal 2001, the Company formally adopted a plan to dispose of its interests in Hardcore, which was completed in March 2002.

The Company's consolidated financial statements for fiscal 2002, 2001 and 2000 account for Hardcore and SP Systems as discontinued operations. Unless otherwise indicated, the following discussion relates to the Company's continuing operations.

The Company's carbon fiber manufacturing capacity continues to be underutilized. Carbon fiber sales have been depressed by excess capacity across the industry, distressed pricing across most existing markets and weakening economic conditions globally. Carbon fiber sales for fiscal 2002 were $30.4 million compared to $37.3 million for fiscal 2001. The Company's strategy for near-term sales increases was to rely primarily on what had been two fast-growing commercial markets (conductive plastics used in electronic products and sporting goods). In fiscal 2001, the growth in these two markets slowed dramatically. In addition, sales of carbon fibers into commercial markets have been slower to develop than expected due to long lead times in product development for large-scale applications. For these reasons, the Company has temporarily idled the plant in Abilene, Texas. The excess capacity costs related to the carbon fiber business totaled $6.0 million in 2002. In fiscal 2003, these excess capacity costs are forecasted to be approximately $5.0 million to $5.5 million.

COMPARISON OF RESULTS FOR FISCAL YEARS ENDED SEPTEMBER 30, 2002 AND 2001

The Company's sales decreased 10.5% ($8.1 million) to $68.4 million in fiscal 2002 from $76.5 million in fiscal 2001. Carbon fiber sales decreased 18.3% ($6.9 million) to $30.4 million in fiscal 2002 from $37.3 million in fiscal 2001. During fiscal 2002, carbon fiber sales decreased due to excess carbon fiber capacity that resulted in distressed pricing across most existing markets and by weakened economic conditions globally. In particular, sales declined in the compounding, automotive and buoyancy markets due to price competition, and in the sporting goods category which was impacted by lower volume in the prepreg markets, modestly offset by increased growth in the friction market. Sales of acrylic and other products produced at Zoltek Rt. decreased $1.2 million, or 3.1%, to $38.0 million in fiscal 2002 from $39.2 million in fiscal 2001. Sales in this segment declined due to the decreased demand for textile materials in response to weakened global economic conditions.

Gross profit increased $7.4 million to $9.5 million in fiscal 2002 from $2.1million in fiscal 2001. The results for fiscal 2001 included an inventory value reduction of $8.6 million, to reflect a lower of cost or market adjustment. The inventory valuation reduction was established due to the intensified overcapacity occurring in the second quarter of fiscal 2001, which caused distressed pricing across most existing markets for carbon fibers. Without the inventory reduction, gross profit would have been $10.7 million, or 14.0% of sales, in fiscal 2001 compared to $9.5 million, or 14.0% of sales, in fiscal 2002. Gross margin from carbon fibers increased $9.4 million in fiscal 2002 to $6.3 million from a $3.2 million loss in fiscal 2001. The margin percentage on carbon fiber increased to 20.5% of sales in fiscal 2002 from (8.2)% of sales in fiscal 2001, primarily due to the inventory valuation reduction. Without the inventory valuation reduction in fiscal 2001, gross profit on carbon fibers would have been $5.5 million, or 14.9% of sales. Gross profit from acrylic and other products sold by Zoltek Rt. was $3.3 million in fiscal 2002 compared to $5.2 million in fiscal 2001. Gross margin on acrylic fibers and other products decreased to 8.6% of sales for fiscal 2002 compared to 13.2% of sales for fiscal 2001 due primarily to price decreases and product mix.

During fiscal years 2002, 2001 and 2000, the Company was not operating its continuous carbonization lines at the Abilene, Texas facility at full capacity, resulting in available unused capacity charges of approximately $6.0 million, $6.8 million and $4.7 million, respectively. These costs included depreciation and other overhead charges. The Company believes it is necessary to maintain available capacity to encourage development of significant new large-scale applications and anticipates costs associated with the available capacity will continue into fiscal 2003. The Company does, however, anticipate increases in carbon fiber sales from both the U.S. and Hungarian locations in fiscal 2003.

Application and development costs were $3.7 million in fiscal 2002 compared to $3.5 million in fiscal 2001, representing a $0.2 million increase. This increase was due to increased costs related to the carbon fiber operations due to product and market development efforts for product trials, and for additional sales and product development personnel and travel. Targeted emerging applications include automobile manufacturing, alternate energy technologies, deep sea oil drilling, filament winding and buoyancy.

Selling, general, and administrative expenses decreased $2.4 million, or 19.5%, from $12.3 million in fiscal 2001 to $9.9 million in fiscal 2002. The decrease in expense was from both business segments and the corporate headquarters, due to cost cutting measures, including lower payroll and administrative costs.

Interest expense was approximately $1.6 million for fiscal year 2002 compared to $2.1 million in fiscal 2001. The decrease in interest expense resulted from lower borrowings related to the reduced level of capital expenditures and improved working capital management. Interest income decreased to a nominal amount for fiscal 2002 from $1.0 million for fiscal 2001 due to lower balances invested. During fiscal 2002, capital expenditures totaled $2.0 million compared to $5.3 million during fiscal 2001.

In fiscal 2001, the Company recorded a valuation allowance against substantially all of its deferred tax assets due to the uncertainty of generating positive income in the near foreseeable future. During fiscal 2002, the tax laws changed allowing the Company additional carryback of net operating losses to prior years. As such, the Company reported an income tax benefit of $2.9 million in fiscal 2002 compared to an income tax benefit of $0.5 million in fiscal 2001. The Company received the income tax refund of $2.7 million in the third quarter of fiscal 2002. The Company recognizes income taxes in the United States and Hungary based on the income before income taxes. Included in the provision for income taxes are gross receipts taxes charged by the Hungarian local taxing authorities, as well as the statutory income taxes (18%

Hungarian rate), which were $0.1 million in fiscal 2002 compared to $0.3 million for fiscal 2001.

Loss from continuing operations in fiscal 2002 included a $400,000 reversal of certain inventory reserves and a reversal of a $412,000 accrual for credits to former customers; in both instances management believes that the facts and circumstances that gave rise to the reversal of the above reserves occurred in the fourth quarter of fiscal 2002. The inventory reserve release was necessary as the Company sold certain products that previously were doubtful as to salability at their carrying value.

The foregoing resulted in a net loss from continuing operations of $8.7 million for fiscal 2002 compared to a net loss of $21.3 million for fiscal 2001. Similarly, the Company reported a net loss from continuing operations per share of $0.53 and $1.29 on a basic and diluted basis for fiscal 2002 and fiscal 2001, respectively. The weighted average common shares outstanding decreased to 16.3 million for fiscal 2002 compared to 16.5 million for fiscal year 2001.

The net gain from discontinued operations for fiscal 2002 included a $1.0 million loss from the results of operations and a $1.9 million gain from the disposition of Hardcore Composites. The net gain from discontinued operations included $575,000 relating to the settlement of a promissory note that was carried in the restructuring reserve; management believes that the facts and circumstances that gave rise to the above item were not present until the fourth quarter of fiscal 2002. The net loss from discontinued operations in fiscal 2001 included a $8.5 million loss from the results of operations of Hardcore Composites and a $1.8 million loss from the disposition of SP Systems. The foregoing resulted in a net gain from discontinued operations of $0.9 million in fiscal 2002, or $0.05 per share on a basic and diluted basis, and a net loss of $10.3 million in fiscal 2001, or $0.62 per share on a basic and diluted basis.

The net loss for fiscal 2002 was $7.8 million, or $0.48 per share on a basic and diluted basis compared to a net loss of $31.6 million, or $1.91 per share in fiscal 2001.

COMPARISON OF RESULTS FOR FISCAL YEARS ENDED SEPTEMBER 30, 2001 AND 2000

The Company's sales decreased 2.2% to $76.5 million in fiscal 2001 from $78.2 million in fiscal 2000. Carbon fiber sales decreased 3.0% to $37.3 million in fiscal 2001 from $38.4 million in fiscal 2000. During fiscal 2001, the decrease in carbon fiber sales volumes was primarily the result of distressed pricing due to significant overcapacity in the industry. Sales of acrylic and other products produced at Zoltek Rt. were comparable year over year; $39.2 million in fiscal 2001 compared to $39.8 million in fiscal 2000.

Gross profit decreased 84.3% to $2.1 million in fiscal 2001 from $13.7 million in fiscal 2000. Gross profit from carbon fibers decreased to $(3.2) million in fiscal 2001 from $6.9 million in fiscal 2000. An inventory valuation reduction of $8.6 million recorded in fiscal 2001, to reflect a lower of cost or market adjustment, was the primary component of the gross profit reduction. The inventory valuation reduction was established due to the intensified overcapacity occurring in the year, which caused distressed pricing across most existing markets for carbon fibers. The margin percentage on carbon fiber decreased to (8.7)% of sales in fiscal 2001 from 18.0% in fiscal 2000, primarily due to the inventory valuation reduction. Without the inventory reduction, gross profit would have been $5.4 million, a 22.2% ($1.5 million) reduction year over year. Gross profit from acrylic and other products sold by Zoltek Rt., was $5.2 million in fiscal 2001 compared to $6.8 million in fiscal 2000. Gross margin on acrylic fibers and other products decreased to 13.3% of sales for fiscal 2001 from 17.0% of sales for fiscal 2000 due to increases in raw material costs that could not be passed along to customers.

During fiscal years 2001 and 2000, the Company was not operating its new continuous carbonization lines at full capacity, resulting in available unused capacity charges of approximately $6.8 and $4.7 million, respectively.

Application and development costs in fiscal 2001 were $3.5 million versus $2.5 million in fiscal 2000. This increase was due to product and market development efforts for product trials, additional sales/product development personnel and travel, primarily in carbon fibers.

Selling, general and administrative expenses increased $0.4 million, from $11.9 million in fiscal 2000 to $12.3 million in fiscal 2001, primarily due to salaries and other personnel related costs.

Interest expense was approximately $2.1 million for fiscal 2001 compared to $1.3 million in fiscal 2000. The increase in interest expense resulted from borrowings related to the use of funds for working capital and capital expenditures. Interest income was $1.0 million for fiscal 2001 compared to $0.6 million in fiscal 2000. Interest income increased due to higher balances invested, including notes from sale of businesses. During fiscal 2001, capital expenditures totaled $5.3 million.

During fiscal 2001, the Company reported an income tax benefit of $0.5 million compared to an income tax benefit of $2.3 million in fiscal 2000. The Company recorded a valuation allowance against the deferred income tax asset in fiscal 2001 that caused the Company to recognize a lower income tax benefit in fiscal 2001 even though the Company had significantly greater net losses than in the prior year. The Company recognizes income taxes in both the United States and Hungary based on the income before income taxes. Included in the provision for income taxes are gross receipts taxes charged by the Hungarian local taxing authorities, which were $0.4 in fiscal years 2001 and 2000, as well as the statutory income taxes. The statutory income tax rate for the Zoltek Rt. operation in Hungary is 18%.

The foregoing resulted in a net loss from continuing operations of $21.3 million for fiscal 2001 compared to a net loss of $4.0 million for fiscal 2000. Similarly, the Company reported a net loss from continuing operations per share of $1.29 and $0.22 on a basic and diluted basis for fiscal 2001 and fiscal 2000, respectively. The weighted average common shares outstanding decreased to 16.5 million for fiscal 2001 compared to 18.4 million for fiscal year 2000 due to the repurchase of approximately 2.5 million common shares as partial consideration for the sale of SP Systems in November 2000.

In the fourth quarter of fiscal 2001, the Company formally adopted a plan to dispose of its 45% interest in Hardcore Composites, LLC, which it acquired in April 2000. The net loss from discontinued operations for fiscal 2001 included a $3.4 million loss from the results of operations of Hardcore Composites, a $5.1 million impairment charge to write-off the fixed assets and intangibles of Hardcore, and a $1.8 million charge for the discontinued operations of SP Systems occurring in fiscal 2000. The foregoing resulted in a net loss from discontinued operations of $10.3 million, or $0.62 per share on a basic and diluted basis in fiscal 2001, and $4.7 million, or $0.25 per share on a basic and diluted basis, in fiscal 2000.

The net loss for fiscal 2001 was $31.6 million, or $1.91 per share on a basic and diluted basis, compared to a net loss of $8.7 million, or $0.47 per share in fiscal 2000.

LIQUIDITY AND CAPITAL RESOURCES

The Company's primary sources of liquidity historically have been cash flow from operating activities and borrowings under credit facilities, supplemented with the net proceeds from three previous equity offerings, and long-term debt financing utilizing the equity in the Company's real estate properties.

During much of fiscal 2002 and 2001, the carbon fiber market experienced excess supply resulting from capacity increases by several other carbon fiber manufacturers. As a result, the Company experienced substantial reductions in selling prices and related gross profit across most existing markets (partially offset by a favorable product mix in fiscal 2002). The Company expects market conditions similar to fiscal 2002 to continue until the market demand consumes the excess capacity. However, the Company plans to continue to reduce its carbon fiber inventory, rationalize its work force to reflect current and near-term demand and reduce operating expenses. Management's objective is to operate the continuing business on a cash flow neutral basis by the end of fiscal 2003.

On May 11, 2001, the Company entered into a two-year credit facility with Southwest Bank of St. Louis in the amount of $14.0 million. The credit facility is structured as a term loan in the amount of $4.0 million, and a revolving credit loan in the amount of $10.0 million. The Company used the proceeds of the new facility to repay existing borrowing of $9.0 million, plus accrued interest, and terminated the old credit facility. Borrowings under the new facility are based on a formula of eligible accounts receivable and inventory of the Company's U.S. based subsidiaries. The outstanding loans under the agreement bear interest at the prime interest rate. The loan agreement contains financial covenants related to borrowings, working capital, debt coverage, current ratio, inventory turn ratio, and capital expenditures. The Company issued warrants to the bank to purchase 12,500 shares of common stock of the Company at an exercise price of $5.00 per share, exercisable at any time during a five-year period from the date of the loan.

In December 2001, the Company amended its credit agreement with Southwest Bank (see Note 6) to waive the debt coverage ratio covenant for the first two quarters of fiscal 2002, and modify the current ratio, the inventory turn ratio and the debt coverage ratio covenants for quarters subsequent to the second quarter of fiscal 2002. In June, 2002, the Company amended the credit agreement with Southwest Bank to waive the debt coverage ratio and the inventory turn ratio covenants for the remainder of fiscal 2002, modify the current ratio covenant for the third and fourth quarters of fiscal 2002, and lower the maximum advance on inventory covenant for quarters subsequent to the third quarter of fiscal 2002. In consideration for these concessions by Southwest Bank, the Company paid fees of $50,000 and the interest rate was adjusted to the prime rate plus 1.0% per annum. As a result of these waivers and modifications, at September 30, 2002, the Company was in compliance with all financial covenants requirements included in the credit agreement as amended.

The Company was not in compliance with a certain financial covenant under its credit agreement with Southwest Bank as of December 31, 2002. As a result, under the terms of the credit agreement, Southwest Bank had the ability to make all outstanding borrowings under the credit agreement due and immediately payable. The credit agreement with Southwest Bank was due to expire on May 11, 2003 and, assuming Southwest Bank had not requested repayment of the debt by the Company prior to May 11, 2003 as a result of the financial covenant non-compliance, any outstanding borrowings would have been due and immediately payable on that date. Total borrowings under the credit agreement were $12.0 million at September 30, 2002.

The Company executed an amended credit facility agreement, dated as of February 13, 2003, with Southwest Bank of St. Louis. The amended credit facility agreement is structured as a term loan in the amount of $3.5 million (due February 13, 2005) and a revolving credit loan in the amount of $5.0 million (due January 31, 2004). Borrowings under the new facility are based on a formula of eligible accounts receivable and inventory of the Company's U.S. based subsidiaries. The outstanding loans under the agreement bear interest at the prime interest rate plus 2%. The loan agreement contains financial covenants related to borrowings, working capital, debt coverage, current ratio and capital expenditures. The amended credit agreement waived the debt coverage ratio for the first quarter of fiscal 2003. The Company believes compliance with all financial covenants as required by the amended credit agreement will be maintained in fiscal 2003.

The Company also entered into a debenture purchase agreement, dated as of February 13, 2003, under which the Company agreed to issue and sell to 14 individuals, including Messrs. Bealke, Dill, McDonnell and Rumy, subordinated convertible debentures in the aggregate principal amount of $8.0 million. The subordinated convertible debentures mature in five years, bear interest at 7% and are convertible into an aggregate of 2,285,714 shares of common stock of the Company at a conversion price of $3.50 per share. The Company also agreed to issue to the individual investors five-year warrants to purchase 400,000 shares of common stock of the Company at an exercise price of $5.00 per share. Proceeds from the issuance of these convertible debentures were used to repay existing borrowings, plus accrued interest, as well as for working capital.

On May 18, 2001, the Company's Hungarian subsidiary entered into an expanded credit facility, to $12.0 million from $6.0 million, with Raiffeisen Bank Rt. The facility consists of a $6.0 million bank guarantee and factoring facility and a $2.0 working capital facility, both expiring in November 2003 and a $4.0 million capital investment facility that expires in 2006. The factoring facility and the working capital facility are one-year agreements renewable each year. Borrowings against the Raiffeisen credit facility cannot be used in Zoltek's U. S. operations.

The Company believes its financial position has been improved as a result of recent operating cost reductions (including the rationalization of its work force and the reduction of operating expenses), and the disposal of SP Systems and Hardcore Composites. Management believes that the Company's financial resources remain adequate to support the execution of its strategic plans. However, failure to comply with its obligations under its amended credit facilities, manage costs, and increase carbon fiber sales on a timely basis would have a material adverse effect on the Company's results of operations and financial condition. Management will seek to fund its continuing operations from bank borrowings and to continue to closely manage the Company's working capital. The Company's objective is to operate the continuing business on a cash-neutral basis by the end of fiscal 2003. The Company does not believe that any impairment exists relative to its capital investments as it is still forecasting an improvement in the long-term carbon fibers markets within a reasonable forecasting range of one to two years.

The Company reported working capital (excluding discontinued operations) of $9.9 million at September 30, 2002 compared to working capital of $24.4 million at September 30, 2001. The decrease in working capital from September 30, 2001 to September 30, 2002 was primarily due to reclassifying its debt with Southwest Bank to current from long-term, as the debt to Southwest Bank matures in May 2003. The Company's continuing operations used $0.8 million of cash during fiscal 2002 versus $6.2 million in fiscal 2001; $2.7 million of the $5.4 million improvement was due to receipt of the federal tax refund. The Company has taken steps to rationalize its work force to reflect current and near-term demand, to significantly reduce other operating expenses and to decrease carbon fiber inventories via an aggressive sales program. At September 30, 2002, the Company reported cash and cash equivalents of $0.7 million and had available $2.1 million of unused borrowings under its credit facilities ($0.8 million from Southwest Bank and $1.3 million from Raiffeisen Bank Rt. for its Hungarian subsidiary). As of December 31, 2002, the Company continues to have $2.1 million of unused borrowings under its credit facilities ($0.8 million from Southwest Bank and $1.3 million from Raiffeisen Bank Rt.).

Current maturities of long-term debt at September 30, 2002 included $12.0 million of the U.S. credit facility the stated term of which would have matured in May 2003 had the credit facility not been amended and had the convertible debt agreement not been completed, plus approximately $2.0 million related to various mortgages.

Historically, cash used in investing activities has been expended for equipment additions and to support research and development of carbon fibers applications and the expansion of the Company's carbon fibers production capacity. In fiscal 2002, the Company made capital expenditures of $2.0 million for various projects compared to $5.3 million during fiscal 2001. Of these expenditures in fiscal 2001, approximately $3.3 million was used for oxidation lines and secondary processing equipment for carbon fibers and $1.7 million was used at Zoltek Rt. for modernization and modifications to produce acrylic fiber and other industrial products. Carbon fiber operations reported capital expenditures of approximately $0.3 million for equipment additions and modifications. These expenditures were financed principally with cash from the sale of temporary investments and from borrowings. In fiscal 2003, the Company expects purchases of property, plant and equipment to be less than $1 million, unless near-term demand increases significantly. Application and development costs are projected to be $4.3 million in fiscal 2003.

In fiscal 2001, the Company placed $27.7 million of assets in service that were previously classified as construction in progress. These assets are primarily located at the Abilene, Texas facility and consisted of $5.5 million of buildings and $22.2 million of machinery and equipment. The Company began recording depreciation on these assets from the date they were placed in service. In the third quarter of fiscal 2001, the Company elected to temporarily idle the continuous carbonization lines at the Abilene facility. These carbonization lines had a carrying value of $19.5 million at September 30, 2002. Management intends to return the lines to partial production in late fiscal 2003 and full production as market demand for carbon fiber products increases. In light of the expected resumption of manufacturing at this time, the Company does not believe that any impairment exists with respect to the carrying value of the currently idled assets at the Abilene facility based on an analysis of expected future net cash flow generated from this facility over the expected remaining useful life.

As part of the Company's strategic plan for commercializing carbon fibers and carbon fiber composites, the Company acquired Zoltek Materials Group and Entec Composite Machines in November 1999 for an aggregate purchase price of $4.0 million in cash. The Company also assumed certain liabilities at acquisition and provided working capital and credit facilities for the acquired companies.

In November 1999, the Company acquired all of the outstanding stock of SP Systems for approximately $30.0 million in cash and 2.5 million shares of the Company's common stock. The Company also borrowed $5.0 million to refinance certain existing bank debt of SP Systems and fund working capital requirements. During the fourth quarter of fiscal 2000, the Company formally adopted a plan to sell SP Systems, which was completed in November 2000.

The Company entered into a six-year credit facility with a commercial bank in an original aggregate amount of $71.0 million to finance the SP Systems acquisition and refinance other indebtedness. The Company amended and restated the credit agreement on May 31, 2000 to reduce the amount of borrowings available to $53.0 million and to modify certain covenants. The facility, as amended, contained financial covenants related to borrowings, future acquisitions, working capital, net worth, cash flow, and fixed charge coverage. The Company reduced the borrowings under the credit facility by $35.4 million in November 2000 from the proceeds of the sale of SP Systems.

In April 2000, the Company acquired a 45% membership interest in Hardcore for $1.4 million cash and guaranteed a note payable of $1.0 million. The Company also provided additional funding for working capital. In the fourth quarter of fiscal 2001, the Company formally adopted a plan to dispose of Hardcore, and it completed the sale in March 2002 (see Note 2 of the accompanying Notes to Consolidated Financial Statements).

CRITICAL ACCOUNTING POLICIES

Outlined below are accounting policies that Zoltek believes are key to a full understanding of the Company's operations and financial results. All of the Company's accounting policies are in compliance with U. S. generally accepted accounting principles (GAAP).

REVENUE RECOGNITION

The Company recognizes sales on the date title to the sold product transfers to the customer, which generally approximates the shipping date. Historically, the Company has experienced very low levels of product returns due to damaged goods or products that do not meet customer specifications. Additionally, the Company generally does not offer any volume or other incentives to entice customer sales.

INVENTORIES

The Company evaluates its ending inventories for estimated excess quantities and obsolescence. This evaluation includes analyses of sales levels by product and projections of future demand within specific time horizons. Inventories in excess of future demand, if any, are reserved. Remaining inventory balances are adjusted to approximate the lower of cost on a first-in, first-out basis or market value. Cost includes material, labor and overhead. If future demand or market conditions are less favorable than the Company's projections, additional inventory write-downs may be required and would be reflected in cost of sales on the Company's statement of operations in the period in which the revision is made.

In recent years, carbon fiber sales have been depressed by excess capacity across the industry, distressed pricing across most existing markets and weakening economic conditions globally. These factors combined with the high level of inventories maintained by the Company have resulted in the Company reducing the cost of certain carbon fiber inventories to their lower estimated market values. If these industry conditions do not improve in a reasonable period of time, or further deteriorate, it is possible that the market value of certain of the Company's carbon fiber inventories may further decrease resulting in additional charges to cost of sales.

APPLICATION AND DEVELOPMENT EXPENSES

The Company is actively pursuing the development of a number of applications for the use of its carbon fiber and related products. The Company is currently party to several developmental agreements with various prospective users of these products for the purpose of accelerating the development of various carbon fiber applications. Additionally, the Company is executing several internal developmental strategies to further the use of carbon fiber and consumer and industrial products made from carbon fiber. As a result, the Company incurs certain costs for research, development and engineering of products and manufacturing processes. These costs are expensed as incurred and totaled approximately $3.8 million, $3.5 million and $2.5 million in fiscal 2002, 2001 and 2000, respectively. Application and development expenses are presented as an operating item on the Company's consolidated statement of operations. Given the Company's position and strategy within the carbon fiber industry, it is expected that similar or greater levels of application and development expenses will be incurred in future years.

UNUSED CAPACITY COSTS

The Company is currently not operating its continuous carbonization lines located at the Abilene, Texas facility at full capacity. As a result, the Company has elected to categorize certain costs related to these idle assets as unused capacity costs. Such costs for the years ended September 30, 2002, 2001 and 2000 totaled $6.0 million, $6.8 million and $4.7 million, respectively, and include depreciation and other overhead expenses associated with unused capacity. The unused capacity costs are presented as an operating item on the Company's consolidated statement of operations. As discussed above, management intends to return the Abilene, Texas facility to service in fiscal 2003. However, until the facility is operating at certain production levels, these unused capacity costs will continue to be incurred.

VALUATION OF LONG-LIVED ASSETS

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If the sum of the expected future undiscounted cash flows is less than the carrying amount of the asset, a loss is recognized for the difference between the fair value and the carrying value of the asset. In determining expected future undiscounted cash flows attributable to a long-lived asset or a group of long-lived assets, the Company must make certain judgments and estimations including the expected market conditions and demand for products produced by the assets, expected product pricing assumptions, and assumptions related to the expected costs to operate the assets. These judgments and assumptions are particularly challenging as they relate to the Company's long-lived assets due to the developmental stage and current market conditions of the carbon fiber industry. It is possible that actual future cash flows related to the Company's long-lived assets may materially differ from the Company's determination of expected future undiscounted cash flows. Additionally, if the Company's expected future undiscounted cash flows were less than the carrying amount of the asset being analyzed, it would be necessary for the Company to make significant judgments regarding the fair value of the asset due to the specialized nature of much of the Company's carbon fiber production equipment in order to determine the amount of the impairment charge.

REPORT OF MANAGEMENT

Management of Zoltek Companies, Inc. is responsible for the preparation and integrity of the Company's financial statements. These statements have been prepared in accordance with generally accepted accounting principles and in the opinion of management fairly present the Company's financial position, results of operations, and cash flow.

The Company maintains accounting and internal control systems that it believes are adequate to provide reasonable assurance that assets are safeguarded against loss from unauthorized use or disposition and that the financial records are reliable for preparing financial statements. The selection and training of qualified personnel and the establishment and communication of accounting and administrative policies and procedures are important elements of these control systems.

The Board of Directors, through its Audit Committee consisting solely of non-management directors, meets periodically with management and the independent accountants to discuss audit and financial reporting matters. To ensure independence, PricewaterhouseCoopers LLP has direct access to the Audit Committee.

The report of PricewaterhouseCoopers LLP, independent accountants, on their audits of the accompanying financial statements follows. This report states that their audits were performed in accordance with generally accepted auditing standards. These standards include an evaluation of internal control for the purpose of establishing a basis for reliance thereon relative to the scope of their audits of the financial statements.

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of Zoltek Companies, Inc.

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of operations, of changes in shareholders' equity, and of cash flows present fairly, in all material respects, the financial position of Zoltek Companies, Inc. and its subsidiaries at September 30, 2002 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended September 30, 2002 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
St. Louis, Missouri
December 13, 2002, except for Note 6,
which is as of February 18, 2003.

Consolidated Balance Sheet (In Thousands, Except Per Share Data)

ASSETS

	September 30, 2002	September 30, 2001
Current assets:		
Cash and cash equivalents	$ 685	$ 667
Accounts receivable, less allowance for doubtful accounts of $742 and $760, respectively	11,749	13,518
Inventories	27,081	25,250
Other current assets	1,424	666
Current assets of discontinued operations	-	1,307
Total current assets	40,939	41,408
Property and equipment, net	78,415	79,157
Other assets	2,068	927
Total assets	$121,422	$121,492

LIABILITIES AND SHAREHOLDERS' EQUITY

	2002	2001
Current liabilities:		
Current maturities of long-term debt	$ 14,014	$ 2,073
Trade accounts payable	12,535	10,873
Accrued expenses and other liabilities	4,518	4,264
Current liabilities of discontinued operations	-	1,858
Total current liabilities	31,067	19,068
Other long-term liabilities	752	793
Long-term debt, less current maturities	13,699	22,036
Total liabilities	45,518	41,897
Shareholders' equity:		
Preferred stock, $.01 par value, 1,000,000 shares authorized, no shares issued and outstanding	-	-
Common stock, $.01 par value, 50,000,000 shares authorized, 16,297,338 and 16,285,338 shares issued and outstanding, respectively	163	188
Additional paid-in capital	108,897	128,024
Retained deficit	(16,903)	(9,072)
Treasury common stock at cost (0 and 2,514,993 shares, respectively)	-	(19,181)
Accumulated other comprehensive loss	(16,253)	(20,364)
Total shareholders' equity	75,904	79,595
Total liabilities and shareholders' equity	$121,422	$121,492

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statement of Operations (In Thousands, Except Per Share Data)

	Year Ended September 30,		
	2002	2001	2000
Net sales	$ 68,436	$ 76,478	$ 78,204
Cost of sales	58,920	74,333	64,520
Gross profit	9,516	2,145	13,684
Available unused capacity costs	6,039	6,803	4,658
Application and development costs	3,750	3,533	2,479
Selling, general and administrative expenses	9,855	12,337	11,943
Operating loss from continuing operations	(10,128)	(20,528)	(5,396)
Other income (expense):			
Interest expense	(1,632)	(2,136)	(1,314)
Interest income	25	974	564
Other, net	180	(89)	(163)
Loss from continuing operations before income taxes	(11,555)	(21,779)	(6,309)
Benefit for income taxes	(2,860)	(505)	(2,305)
Net loss from continuing operations	(8,695)	(21,274)	(4,004)
Discontinued operations:			
Operating loss, net of taxes	(1,030)	(5,175)	(1,981)
Gain (loss) on disposal of discontinued operations, net of taxes	1,894	(5,122)	(2,700)
Gain (loss) on discontinued operations, net of taxes	864	(10,297)	(4,681)
Net loss	$ (7,831)	$ (31,571)	$ (8,685)
Net loss per share:			
Basic and diluted income (loss) per share:			
Continuing operations	$ (0.53)	$ (1.29)	$ (0.22)
Discontinued operations	0.05	(0.62)	(0.25)
Total	(0.48)	$ (1.91)	$ (0.47)
Weighted average common shares outstanding	16,289	16,515	18,360
Weighted average common and common equivalent shares outstanding	16,289	16,515	18,360

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statement of Changes in Shareholders' Equity (In Thousands)

	Total Shareholders' Equity	Common Stock	Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Retained Earnings (Deficit)	Comprehensive Income (Loss)
Balance, September 30, 1999	$ 114,634	$ 160	$ 99,004	$ (15,597)	$ (118)	$ 31,185	
Net loss	(8,685)	-	-	-	-	(8,685)	$ (8,685)
Foreign currency translation adjustment	(11,765)	-	-	(11,765)	-	-	(11,765)
Unrealized losses on securities	(86)	-	-	(86)	-	-	(86)
Comprehensive loss							$ (20,536)
Sales of put options on common stock:							
Put options sold and expired without redemption	1,200	2	1,198	-	-	-	
Put options sold and repurchased before expiration	13	-	13	-	-	-	
Issuance of common stock for purchase of SP Systems	27,500	25	27,475	-	-	-	
Balance, September 30, 2000	122,811	187	127,690	(27,488)	(118)	22,500	
Net loss	(31,571)	-	-	-	-	(31,571)	$ (31,571)
Foreign currency translation adjustment	6,928	-	-	6,928	-	-	6,928
Unrealized losses on securities sold	156	-	-	156	-	-	156
Comprehensive loss							$ (24,487)
Treasury shares purchased	(19,063)	-	-	-	(19,063)		
Warrants issued with bank debt	48	-	48	-	-	-	
Exercise of stock options	287	1	286				
Balance, September 30, 2001	79,595	188	128,024	(20,364)	(19,181)	(9,072)	
Net loss	(7,831)	-	-	-	-	(7,831)	$ (7,831)
Foreign currency translation adjustment	4,111	-	-	4,111	-	-	4,111
Comprehensive loss							$ (3,720)
Treasury shares retired	-	(25)	(19,156)	-	19,181	-	
Exercise of stock options	29	-	29	-	-	-	
Balance, September 30, 2002	$ 75,904	$ 163	$ 108,897	$ (16,253)	$ -	$(16,903)	

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statement of Cash Flows (In Thousands)

	Year Ended September 30,		
	2002	2001	2000
Cash flows from operating activities:			
Net loss	$ (7,831)	$ (31,571)	$ (8,685)
Adjustments to reconcile net loss to net cash used by operating activities:			
(Gain) loss from discontinued operations	(864)	10,297	4,681
Depreciation and amortization	6,336	6,604	6,144
Unrealized foreign exchange gain	(240)	(250)	(72)
Other, net	(17)	136	(6)
Changes in assets and liabilities:			
(Increase) decrease in accounts receivable	2,587	128	(80)
(Increase) decrease in inventories	(133)	6,055	(3,744)
(Increase) decrease in prepaid expenses and other assets	(1,137)	356	(760)
Increase in trade accounts payable	504	2,317	1,636
Decrease in accrued expenses and other liabilities	(195)	(367)	(1,461)
Increase (decrease) in other long-term liabilities	190	78	(509)
Total adjustments	7,031	25,354	5,829
Net cash used by continuing operations	(800)	(6,217)	(2,856)
Net cash used by discontinued operations	(262)	(2,973)	(1,984)
Net cash used by operating activities	(1,062)	(9,190)	(4,840)
Cash flows from investing activities:			
Payments for purchase of Zoltek Intermediates companies, net of cash	-	-	(4,599)
Payments for purchase of property and equipment	(1,981)	(5,339)	(6,135)
Proceeds from sale of property and equipment	59	772	33
Decrease in notes receivable	15	5,066	74
Sale of marketable securities	-	1,483	5,705
Net cash provided (used) by continuing operations	(1,907)	1,982	(4,922)
Net cash provided (used) by discontinued operations	-	37,823	(35,774)
Net cash provided (used) by investing activities	(1,907)	39,805	(40,696)
Cash flows from financing activities:			
Proceeds from exercise of common stock options	29	287	13
Proceeds from issuance of notes payable	7,335	13,162	15,748
Repayment of notes payable	(4,381)	(9,853)	(5,817)
Net cash provided by continuing operations	2,983	3,596	9,944
Net cash provided (used) by discontinued operations	-	(35,375)	33,711
Net cash provided (used) by financing activities	2,983	(31,779)	43,655
Effect of exchange rate changes on cash	5	(6)	(532)
Net increase (decrease) in cash	18	(1,170)	(2,413)
Cash and cash equivalents at beginning of period	667	1,837	4,250
Cash and cash equivalents at end of period	$ 685	$ 667	$ 1,837
Supplemental disclosures of cash flow information:			
Net cash paid (refunded) during the year for:			
Interest	$ 2,425	$ 2,708	$ 3,573
Income taxes	(2,844)	(979)	747

The accompanying notes are an integral part of the consolidated financial statements.

PRINCIPLES OF CONSOLIDATION

Zoltek Companies, Inc. (the "Company") is a holding company, which operates through wholly owned subsidiaries, Zoltek Corporation, Zoltek Properties Inc., Zoltek Rt., Zoltek Materials Group, Inc., and Engineering Technology Corporation ("Entec Composite Machines"). Zoltek Corporation ("Zoltek") develops, manufactures and markets carbon fibers used in aircraft brakes and other composite materials. Zoltek Materials Group, Inc. manufactures "carbon fiber prepreg" (carbon fiber impregnated with resin) composite materials used in the production of composite products requiring unidirectional strength and stiffness, such as golf club shafts and other sporting goods. Entec Composite Machines manufactures and sells filament winding and pultrusion equipment used in the production of large volume composite parts. Zoltek Rt. manufactures and markets acrylic and nylon fibers and yarns for the textile industry, and carbon fiber. Other Zoltek Rt. products include nylon granules, plastic grids and nets, and carboxymethyl cellulose. From April 2000 to March 2002, the Company owned a 45% interest in Hardcore Composites Operations, LLC ("Hardcore"), which designs and manufactures composite structures for the civil infrastructure market including bridges, bridge decks, marine pilings, fender panels, piers and stay-in-place form work. (See Note 2 for further discussion.) From November 1999 to November 2000, the Company owned Structural Polymer (Holdings) Limited ("SP Systems") which develops, markets and manufactures prepreg (glass and carbon fiber pre-impregnated with resin) materials, special bonding and laminating resins, reinforcement fabrics and consumable materials for composite manufacturing and engineering of composite structures. (See Note 2 for further discussion.) These financial statements have been prepared in accordance with U.S. generally accepted accounting principles. All significant inter-company transactions and balances have been eliminated upon consolidation.

FOREIGN CURRENCY TRANSLATION

The consolidated balance sheet of the Company's current and former international subsidiaries, Zoltek Rt. and SP Systems, were translated from Hungarian Forints and British Pounds, respectively, to U.S. Dollars at the exchange rate in effect at the applicable balance sheet date, while their consolidated statements of operations were translated using the average exchange rates in effect for the periods presented. The related translation adjustments are reported as other comprehensive income (loss) within shareholders' equity. Gains and losses from foreign currency transactions of Zoltek Rt. and SP Systems are included in the results of operations.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires that management make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Actual results may differ from those estimates and assumptions.

REVENUE RECOGNITION

The Company recognizes sales on the date title to the sold product transfers to the customer, which generally approximates the shipping date. During 2002, 2001 and 2000, approximately $9.8 million, $10.3 million and $9.6 million, respectively, of sales was earned from one customer.

CONCENTRATION OF CREDIT RISK

Zoltek's carbon fiber products are primarily sold to customers in the aerospace and composite industries. Zoltek Rt.'s acrylic products are mainly sold to customers in the textile industry. Zoltek Materials Group products are primarily sold to the sporting goods industry. Entec Composite Machine's products are primarily sold in the composite industry. While the markets for the Company's products are geographically unlimited, most of Zoltek's and Zoltek Materials Group's business is with customers located in North America and most of Zoltek Rt.'s sales are to customers in Europe and Asia, while Entec Composite Machine's sales are worldwide. The Company performs ongoing credit evaluations and generally requires collateral for significant export sales to new customers. The Company maintains reserves for potential credit losses and such losses have been within management's expectations. As of September 30, 2002, the Company had no significant concentrations of credit risk.

CASH AND CASH EQUIVALENTS

All highly liquid investments purchased with a maturity of three months or less are considered to be cash equivalents. Such investments amounted to $0 and $443,000 at September 30, 2002 and 2001, respectively.

MARKETABLE SECURITIES

Marketable securities consisted of preferred stock equities (classified as available-for-sale) that were valued at fair market value. Unrealized gains and losses were reflected as other comprehensive loss within shareholders' equity until the marketable securities were sold in fiscal 2001.

INVENTORIES

Inventories are valued at the lower of cost, determined on the first-in, first-out method, or market. Cost includes material, labor and overhead.

PROPERTY AND EQUIPMENT

Property and equipment are stated at cost. Cost includes expenditures necessary to make the property and equipment ready for its intended use. Expenditures, which improve the asset or extend the useful life, are capitalized, including interest on funds borrowed to finance the acquisition or construction of major capital additions. No interest was capitalized for the years ended September 30, 2002, 2001 and 2000. Maintenance and repairs are expensed as incurred. When property is retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the accounts and any profit or loss on disposition is credited or charged to income.

The Company provides for depreciation by charging amounts sufficient to amortize the cost of properties placed in service over their estimated useful lives using primarily straight-line methods. The range of estimated useful lives used in computing depreciation is as follows:

Buildings and improvements	10 to 20 years
Automobiles	3 to 5 years
Machinery and equipment	5 to 20 years
Furniture and fixtures	7 to 10 years

The Company primarily uses accelerated depreciation methods for income tax purposes.

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If the sum of the expected future undiscounted cash flows is less than the carrying amount of the asset, a loss is recognized for the difference between the fair value and the carrying value of the asset. Management believes that no impaired assets exist at September 30, 2002.

COMPUTER SYSTEMS DEVELOPMENT COSTS

The Company capitalizes computer system development costs that meet established criteria, and amortized those costs to expense on a straight-line basis over 3 to 5 years. Systems development costs not meeting the proper criteria for capitalization, including systems reengineering costs, are expensed as incurred. No costs were capitalized in fiscal 2002 and fiscal 2001.

FINANCIAL INSTRUMENTS

The Company does not hold any financial instruments for trading purposes. The carrying value of cash, accounts receivable and accounts payable approximated their fair value at September 30, 2002 and 2001. Substantially all of long-term debt bears current market rates of interest.

APPLICATION AND DEVELOPMENT EXPENSES

Expenditures for research, development and engineering of products and manufacturing processes are expensed as incurred. Such costs were approximately $3.8 million, $3.5 million and $2.5 million in fiscal 2002, 2001 and 2000, respectively.

INCOME TAXES

The Company accounts for certain income and expense items differently for financial reporting and income tax purposes. Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax basis of assets and liabilities applying enacted statutory tax rates in effect for the year in which the differences are expected to reverse. A valuation allowance is provided against certain deferred tax assets when realization of those assets are not considered to be more likely than not.

STOCK-BASED COMPENSATION

SFAS No. 123 "Accounting for Stock-Based Compensation," encourages, but does not require companies to record compensation cost for stock-based employee compensation plans at fair value. The Company has chosen to continue to account for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." APB No. 25 requires no recognition of compensation expense for the stock-based compensation arrangements provided by the Company where the exercise price is equal to the market price at the date of the grant.

NET INCOME (LOSS) PER SHARE

Basic net income (loss) per share includes no dilution and is calculated by dividing net income (loss) by the weighted average number of common shares outstanding for each period, while diluted netincome (loss) per share reflects the potential dilutive effects of stock options. Because 2002 and 2001 results reflected a net loss, both basic and diluted earnings per share were calculated based on the same weighted average number of shares for the year.

RECENT ACCOUNTING PRONOUNCEMENTS

In August 2001, the Financial Accounting Standards Board issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS No. 144"). This statement addresses financial accounting and reporting for the impairment or disposal of long-lived assets. SFAS No. 144 was adopted early by the Company, effective October 1, 2000. The Company's disposition of Hardcore as discussed in Note 2 has been accounted for in accordance with SFAS No. 144.

In June 2002, the Financial Accounting Standards Board issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." SFAS 146 provides guidance on the financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (EITF) Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." SFAS 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred rather than at the date of an entity's commitment to an exit plan. Costs covered by the standard include lease termination costs and certain employee severance costs that are associated with a restructuring, discontinued operation, plant closing, or other exit or disposal activity. Adoption of this standard is required for the Company beginning in the second quarter of fiscal 2003. Based on a preliminary review of the provisions of SFAS 146, the Company believes that it will not have a significant impact on its financial statements upon adoption.

FINANCIAL PRESENTATION CHANGES

Certain prior year amounts have been reclassified to conform to the current year presentation.

2. DISCONTINUED OPERATIONS

In the fourth quarter of fiscal 2001, the Company formally adopted a plan to dispose of its 45% interest in Hardcore Composites, which designs and manufactures composite structures for the civil infrastructure market. The Company acquired its interest in Hardcore Composites in the third quarter of fiscal 2000. From the date of acquisition until disposition, the financial statements of Hardcore Composites were consolidated with the Company due to the ability to directly control the operations. In the fourth quarter of fiscal 2001, the Company recorded an impairment loss on discontinued operations of $5.1 million to reduce the carrying value of Hardcore Composites' long-lived assets to their estimated fair value less estimated selling costs.

On March 1, 2002, the Company completed the sale of its interest in Hardcore Composites to the 55% majority owner. At that date, Hardcore Composites had net liabilities of approximately $1,319,000 which were 100% consolidated by the Company. As part of the sale, Hardcore Composites assumed these net liabilities, which resulted in the Company recognizing a $1,319,000 gain on the sale of discontinued operations in the quarter ended March 31, 2002. Additionally, in consideration for this sale, Hardcore Composites issued a series of unsecured promissory notes to the Company. In light of then existing financial condition of Hardcore Composites, the Company recorded a full valuation allowance against the promissory notes in its accounting for the sale transaction. In fiscal 2002, as a part of the sale of the Company's interest in Hardcore Composites, Hardcore Composites and the Company also settled the $1,000,000 note and certain other obligations payable to the former owner, with the Company making a $475,000 payment and Hardcore Composites contributing an additional amount. This note comprised part of the purchase price of the acquisition in the third quarter of fiscal 2000 and was guaranteed by the Company. However, the Company continues to guaranty Hardcore Composite's lease obligations of approximately $30,000 per month to the former owner. The obligation relates to a lease of the Hardcore Composites manufacturing facility, which expires March 31, 2008. In fiscal 2002, the Company reversed the $525,000 remaining accrual for the note payable to the former owner, as its obligation has been satisfied. Also, the Company reduced accruals for disposal costs by $50,000.

In the fourth quarter of fiscal 2000, the Company formally adopted a plan to sell SP Systems. The Company acquired SP Systems in November 1999 for $30.0 million in cash and 2.5 million shares of the Company's common stock valued at a price of $11.00 per share, or $27.5 million, for a total purchase price of approximately $57.5 million. The acquisition resulted in the recognition of $49.3 million of goodwill. In connection with the acquisition, the Company borrowed $30.0 million to finance the purchase. In November 2000, the Company sold SP Systems to a group consisting of the original shareholders and a merchant banking firm. In connection with the sale, the Company received $30.0 million in cash, an interest-bearing note receivable of $5.0 million, the return of 2.5 million shares of the Company's common stock valued at $7.625 per share ($19.1 million aggregate value) and was repaid $7.9 million consisting of intercompany loans, accrued interest and closing expenses. Cash proceeds from the sale and repayment of the intercompany balances were used to retire $35.4 million of bank debt ($30.0 million initial financing and $5.4 million of working capital) and pay interest of $0.8 million. The Company also entered into a 10-year carbon fiber supply agreement and certain technology license agreements. The $5.0 million note was paid in September 2001.

The Company recorded an impairment loss on discontinued operations of $2.7 million in the fourth quarter of fiscal 2000 to reduce the carrying value of SP System's net assets to their estimated fair value less estimated selling costs.

The Company has reported the results of operations of Hardcore and SP Systems as discontinued operations for fiscal 2002, 2001and 2000 in the consolidated statement of operations. Additionally, assets and liabilities associated with Hardcore and SP Systems have been reclassified as assets and liabilities of discontinued operations on the consolidated balance sheet.

2. DISCONTINUED OPERATIONS (CONTINUED)

Certain information with respect to the discontinued operations of Hardcore and SP Systems for the years ended September 30, 2002, 2001 and 2000 is summarized as follows (amounts in thousands):

	2002	2001	2000
Net sales	$ 408	$ 3,910	$ 56,768
Cost of sales	886	5,030	39,858
Gross profit	(478)	(1,120)	16,910
Selling, general and administrative expenses	535	2,194	12,552
Goodwill amortization	-	103	2,748
Income (loss) from operations	(1,013)	(3,417)	1,610
Other expenses	(17)	(2,470)	(3,014)
Income tax expense	-	(117)	(551)
Minority interest	-	829	(26)
Net loss from operations	(1,030)	(5,175)	(1,981)
Gain (loss) on disposal of discontinued operations	1,894	(5,122)	(2,700)
Gain (loss) on discontinued operations, net of taxes	$ 864	$ (10,297)	$ (4,681)

Certain information with respect to the assets and liabilities of Hardcore and SP Systems at September 30, 2001 is summarized as follows (amounts in thousands):

	2001
Cash and cash equivalents	$ 10
Accounts receivable, net	420
Inventories	811
Other assets	66
Assets of discontinued operations	$ 1,307
Accounts payable	(953)
Accrued expenses and other liabilities	(905)
Liabilities of discontinued operations	$ (1,858)

3. INVENTORIES

Inventories consist of the following (amounts in thousands):

	September 30, 2002	September 30, 2001
Raw materials	$ 4,893	$ 5,811
Work-in-process	1,913	2,014
Finished goods	18,897	16,666
Supplies, spares and other	1,378	759
	$ 27,081	$ 25,250

The Company recorded an $8.6 million inventory valuation reserve during the year ended September 30, 2001 to reduce the carrying value of the inventory to a net realizable value. The reserve was established due to the intensified overcapacity occurring during the year, which caused distressed pricing across most existing markets for carbon fibers. At September 30, 2002 and 2001, the inventory valuation reserve was $6,100,000 and $7,972,000, respectively.

4. PROPERTY AND EQUIPMENT

Property and equipment consists of the following (amounts in thousands):

	September 30, 2002	2001
Land	$ 1,630	$ 1,544
Buildings and improvements	28,562	27,536
Machinery and equipment	74,289	70,252
Furniture and fixtures	5,181	4,735
Construction in progress	3,189	2,185
	112,851	106,252
Less: accumulated depreciation	(34,436)	(27,095)
	$ 78,415	$ 79,157

In fiscal 2001, the Company placed $27.7 million of assets in service that were previously classified as construction in progress. These assets are primarily located at the Abilene, Texas facility and consisted of $ 5.5 million of buildings and $22.2 million of machinery and equipment. The Company began recording depreciation on these assets from the date they were placed in service. In the third quarter of fiscal 2001, the Company elected to temporarily idle the continuous carbonization lines at the Abilene facility. These carbonization lines have a carrying value of $19.5 million at September 30, 2002. Management intends to return the lines to full production as market demand for carbon fiber products increases, which is expected to occur in the latter part of fiscal 2003. During the years ended September 30, 2002, 2001 and 2000, the Company was not operating these continuous carbonization lines at full capacity, resulting in available unused capacity charges of $6.0 million, $6.8 million and $4.7 million, respectively. These costs include depreciation and other overhead expenses associated with unused capacity.

5. INCOME TAXES

The components of the benefit for income taxes for the years ended September 30, are as follows (amounts in thousands):

	2002	2001	2000
From continuing operations:			
Current:			
Federal	$ (2,731)	$ 622	$ (1,497)
State	(113)	-	(59)
Non-U.S. local	358	394	448
	(2,486)	1,016	(1,108)
Deferred:			
Federal	9	(1,551)	(1,409)
State	(9)	352	170
Non-U.S.	(374)	(322)	42
	(374)	(1,521)	(1,197)
Total continuing operations	$ (2,860)	$ (505)	$ (2,305)
From discontinued operations:			
Current:			
Non-U.S.	$ -	$ -	$ 1,292
Deferred:			
Federal	-	108	(741)
State	-	9	-
Total discontinued operations	-	117	551
Total	$ (2,860)	$ (388)	$ (1,754)

Deferred income taxes reflect the tax impact of carryforwards and temporary differences between the amount of assets and liabilities for financial reporting purposes and such amounts as measured by tax laws and regulations. Cumulative carryforwards and temporary differences giving rise to the net deferred income tax asset at September 30 are as follows (amounts in thousands):

	2002	2001
Tax effect of regular net operating losses	$ (10,274)	$ (11,335)
Valuation allowance on net operating losses	6,796	7,229
Tax effect of capital loss	(582)	(582)
Valuation allowance on capital loss	582	582
Depreciation	3,512	4,125
Employee related costs	(87)	(97)
Inventory reserve	(38)	(92)
Bad debt accrual	(49)	(76)
Deferred state income taxes	(16)	(16)
Other	(63)	(84)
Non-U.S. operations deferred tax, net	(144)	232
Total net deferred tax asset	$ (363)	$ (114)

5. INCOME TAXES (CONTINUED)

The benefit for income taxes at September 30 differs from the amount using the statutory federal income tax rate (34%) as follows (amounts in thousands):

	2002	2001	2000
At statutory rate:			
Income taxes on loss from continuing operations	$ (3,929)	$ (7,405)	$ (2,145)
Increases (decreases):			
Lower effective tax rate on non-U.S. operations	333	4	(361)
Change in valuation allowance on net operating loss	(433)	5,216	-
Change in valuation allowance on capital loss	-	582	-
Reduction of NOL due to 5 year carry back	(1,871)	-	-
Refund related to 5 year carry back of NOL	2,731	-	-
Local taxes, non-U.S.	358	394	360
State taxes, net of federal benefit	(9)	352	(38)
Refund write-off	-	622	-
Other	(40)	(270)	(121)
	$ (2,860)	$ (505)	$ (2,305)

The consolidated income (loss) from continuing operations before income taxes by domestic and foreign sources for the years ended September 30, 2002, 2001 and 2000 was as follows (amounts in thousands):

	2002	2001	2000
Domestic	$ (9,475)	$ (21,764)	$ (7,751)
Foreign	(2,080)	(15)	1,442
Loss from continuing operations before income taxes	$ (11,555)	$ (21,779)	$ (6,309)

Undistributed earnings of Zoltek Rt. of $8,368,000 and $10,448,000 at September 30, 2002 and 2001, respectively, are considered to be permanently reinvested and, accordingly, no provision for income taxes has been recorded.

6. FINANCING

In November 1999, the Company entered into a six-year credit facility with a commercial bank in an original aggregate amount of $71.0 million. The Company paid $0.71 million as a nonrefundable fee to the bank for the arrangement of the credit facility. The Company amended and restated the credit agreement on May 31, 2000, to among other things, reduce the amount of borrowings available (from $71.0 million to $53.0 million) and modify certain financial covenants. The facility, as amended, contained financial covenants related to borrowings, future acquisitions, working capital, net worth, cash flow and fixed charge coverage. The Company reduced the borrowings under the credit facility by $35.4 million on November 6, 2000 from the proceeds of the sale of SP Systems.

On May 11, 2001, the Company entered into a two-year credit facility with Southwest Bank of St. Louis (Southwest Bank) in the amount of $14.0 million. The new credit facility is structured as a term loan in the amount of $4.0 million and a revolving credit loan in the amount of $10.0 million. In conjunction therewith, the Company repaid borrowings of $9.0 million plus accrued interest and terminated the old credit facility. Borrowings under the new revolving credit facility are based on a formula of eligible accounts receivable and eligible inventory of the Company and its U.S. based subsidiaries. The outstanding loans under the credit facility bear interest at the prime interest rate. The loan agreement contains financial covenants related to borrowings, working capital, debt coverage, current ratio, inventory turn ratio and capital expenditures. The Company issued warrants to Southwest Bank to purchase 12,500 shares of common stock of the Company at an exercise price of $5.00 per share, exercisable at any time during a five-year period from the date of the loan. The fair value of the warrants, at the time of the grant, were estimated to be $48,000.

In December 2001, the Company amended its credit agreement with Southwest Bank to waive the debt coverage ratio covenant for the first two quarters of fiscal 2002, and modify the current ratio, the inventory turn ratio and the debt coverage ratio covenants for quarters subsequent to the second quarter of fiscal 2002. In June, 2002, the Company amended the credit agreement with Southwest Bank to waive the debt coverage ratio and the inventory turn ratio covenants for the remainder of fiscal 2002, modify the current ratio covenant for the third and fourth quarters of fiscal 2002, and lower the maximum advance on inventory covenant for quarters subsequent to the third quarter of fiscal 2002. In consideration for these concessions by Southwest Bank, the Company paid fees of $50,000 and the interest rate was adjusted to the prime rate plus 1.0% per annum. As a result of these waivers and modifications, at September 30, 2002, the Company was in compliance with all financial covenants requirements included in the credit agreement as amended.

The Company was not in compliance with a certain financial covenant under its credit agreement with Southwest Bank as of December 31, 2002. As a result, under the terms of the credit agreement, Southwest Bank had the ability to make all outstanding borrowings under the credit agreement due and immediately payable. The credit agreement with Southwest Bank was due to expire on May 11, 2003 and, assuming Southwest Bank had not requested repayment of the debt by the Company prior to May 11, 2003 as a result of the financial covenant non-compliance, any outstanding borrowings would have been due and immediately payable on that date. Total borrowings under the credit agreement were $12.0 million at September 30, 2002.

6. FINANCING (CONTINUED)

The Company executed an amended credit facility agreement, dated February 13, 2003, with Southwest Bank of St. Louis. The amended credit facility agreement is structured as a term loan in the amount of $3.5 million (due February 13, 2005) and a revolving credit loan in the amount of $5.0 million (due January 31, 2004). Borrowings under the new facility are based on a formula of eligible accounts receivable and inventory of the Company's U.S. based subsidiaries. The outstanding loans under the agreement bear interest at the prime interest rate plus 2%. The loan agreement contains financial covenants related to borrowings, working capital, debt coverage, current ratio and capital expenditures and required a second lien on the Company's headquarters building. The amended credit agreement waived the debt coverage ratio for the first quarter of fiscal 2003. The Company believes compliance with all financial covenants as required by the amended credit agreement will be maintained in fiscal 2003.

The Company also entered into a debenture purchase agreement, dated as of February 13, 2003, under which the Company agreed to issue and sell to 14 individuals, including Messrs. Bealke, Dill, McDonnell and Rumy, subordinated convertible debentures in the aggregate principal amount of $8.0 million. The subordinated convertible debentures mature in five years, bear interest at 7% and are convertible into an aggregate of 2,285,714 shares of common stock of the Company at a conversion price of $3.50 per share. The Company also agreed to issue to the individual investors five-year warrants to purchase 400,000 shares of common stock of the Company at an excercise price of $5.00 per share. Proceeds from the issuance of these convertible debentures were used to repay existing borrowings, plus accrued interest, as well as for working capital.

On May 18, 2001, the Company's Hungarian subsidiary also entered into an expanded credit facility (to $12.0 million from $6.0 million) with Raifeissen Bank Rt. The facility consists of a $6.0 million bank guarantee and factoring facility, a $4.0 million capital investment facility and a $2.0 million working capital facility. Borrowings against the Raiffeisen credit facility cannot be used in Zoltek's U.S. operations.

In April 2000, the Company obtained secured financing in the amount of $1,720,000 with Southwest Bank for the real estate and manufacturing facility in Salt Lake City, Utah. The note bears interest at 9.0% and matures in May 2003.

In 1998, the City of Abilene, Texas provided secured long-term financing as an incentive to locate facilities in Abilene. The original financing of $3,099,287 is non-interest bearing and will be repaid from real estate and personal property tax abatements.

Long-term debt consists of the following (amounts in thousands):

	September 30,	
	2002	2001
Note payable with interest at 9%, payable in monthly installments of principal and interest of $17,579 to maturity in May 2003	$ 1,659	$ 1,778
Note payable with interest at 9.95%, payable in monthly installments of principal and interest of $19,288 to maturity in September 2009	1,164	1,272
Note payable with interest at 9.5%, payable in monthly installments of principal and interest of $27,672 to maturity in December 2009	1,730	1,887
Non-interest bearing note payable (discounted at 8%) to the City of Abilene, Texas to be repaid from real estate and personal property tax abatements	1,648	1,762
Non-interest bearing purchase money note to be repaid on or before April 28, 2001 (see note 2)	-	1,000
Revolving credit agreement, maturing in 2003, bearing interest at prime plus 1.0% in fiscal 2002 (prime rate at September 30, 2002 was 4.75%)	8,508	4,678
Term loan, $0.5 million payable in 2002, balance payable in 2003, bearing interest at prime plus 1.0% (prime rate at September 30, 2002 was 4.75%)	3,500	4,000
Factoring facility with a Hungarian bank (average interest rate of 5.5%)	5,631	4,443
Working capital facility with a Hungarian bank (average interest rate of 10.6%)	2,393	1,565
Capital investment facility with a Hungarian bank (average interest rate of 5.6%)	1,480	1,724
Total debt	27,713	24,109
Less: amounts payable within one year	(14,014)	(2,073)
Total long-term debt	$13,699	$22,036

6. FINANCING (CONTINUED)

Following is a schedule of required principal payments of long-term debt (amounts in thousands):

Year ending September 30,	Total
2003	$ 14,014
2004	8,451
2005	434
2006	471
2007	1,989
Thereafter	2,354
	$ 27,713

7. COMMITMENTS AND CONTINGENCIES

Leases

Land at the carbon fibers manufacturing facility in Missouri is leased under an operating lease that expires in December 2065, with a renewal option for 24 years expiring in December 2089. The lease requires annual rental payments of $57,991 through October 2010. Rental expense related to this lease was $57,991 for the years ended September 30, 2002, 2001 and 2000.

The Company entered into a sale/leaseback arrangement with Southwest Bank for a nitrogen plant located at the Abilene facility, in January 1999. The Company received $5,000,000 in cash for the nitrogen plant and did not recognize a gain or loss. The term of the lease is seven years and may be extended on a month-to-month basis thereafter. At expiration of the lease, the Company may repurchase the plant for market value. The lease is accounted for as an operating lease and requires minimum annual rental payments of $962,000 per year. Rental expense related to this lease was $962,000 for the years ended September 30, 2002 and 2001.

Legal

The Company is a party to various claims and legal proceedings arising out of the normal course of its business. In the opinion of management, the ultimate outcome of these claims and lawsuits will not have a material adverse effect upon the financial condition or results of operations of the Company and its subsidiaries taken as a whole.

Sources of Supply

As part of its growth strategy, the Company has developed its own precursor acrylic fibers and all of its carbon fibers, excluding the aircraft brake products, are now manufactured from this precursor. The primary source of raw material for the precursor is ACN (acrylonitrile), which is a commodity product with multiple sources.

The Company currently obtains most of its acrylic fiber precursor to supply its carbon fiber operations for the aircraft brake applications from a single supplier which is the only supplier that currently produces precursor approved for use in aircraft brake applications. The Company believes this supplier is a reliable source of supply at the Company's current operating levels. However, the Company has initiated trials at an aircraft brake manufacturer with its own precursor-based products, which might protect its business if there were an interruption in supply from the supplier.

The major materials used by the Specialty Products Business Segment include acrylonitrile and other basic commodity products, which are widely available from a variety of sources.

8. PROFIT SHARING PLAN

The Company maintains a 401(k) Profit Sharing Plan for the benefit of employees who have completed six months of service and attained 21 years of age. No contributions were made by the Company for the years ended September 30, 2002, 2001, and 2000.

9. STOCK OPTIONS

In 1992, the Company adopted a Long-term Incentive Plan that authorizes the Compensation Committee of the Board of Directors (the "Committee") to grant key employees and officers of the Company incentive or nonqualified stock options, stock appreciation rights, performance shares, restricted shares and performance units. The Committee determines the prices and terms at which awards may be granted along with the duration of the restriction periods and performance targets. Currently, 1,500,000 shares of common stock may be issued pursuant to awards under the plan. Outstanding stock options expire 10 years from the date of grant or upon termination of employment. Options granted in 1998 and prior vest 100% five years from date of grant. Options granted in 1999 and thereafter primarily vest 100% three years from date of grant. All options were issued at an option price equal to the market price on the date of grant.

In 1992, the Company adopted a Directors Stock Option Plan under which options to purchase 7,500 shares of common stock at the then fair market value are currently issued to each non-employee director annually. In addition, newly elected non-employee directors receive options to purchase 7,500 shares of common stock, at the then fair market value. The options expire from 2002 through 2010, respectively.

The pro forma information required by SFAS 123 regarding net income and earnings per share has been presented below as if the Company had accounted for its stock option plans under the fair value method. The fair value of each option grant is estimated on the date of the grant using the Black-Scholes option pricing model with the following weighted average assumptions:

Assumptions:	**2002**	2001
Expected life of options	6 years	6 years
Risk-free interest rate	6.15%	7.15%
Volatility of stock	98%	79%
Expected dividend yield	—	—

The fair value of the options granted during 2002 and 2001 was $349,000 and $379,000, respectively. Had the fair value of the options been amortized to expense over the options' vesting periods, the pro forma impact on earnings of the stock-based compensation for the options would have been as follows (amounts in thousands, except for earnings per share information):

	2002	2001
Net loss:		
As reported	$ (7,831)	$ (31,571)
Pro forma	(8,036)	(32,027)
Diluted loss per share:		
As reported	(0.48)	(1.91)
Pro forma	(0.49)	(1.94)

Presented below is a summary of stock option plans activity for the years shown:

	Wtd. Avg. Options	Wtd. Avg. Exercise Price	Wtd. Avg. Exercisable	Exercise Price
Balance, September 30, 1999	793,000	$ 13.32	199,500	$ 18.41
Granted	237,500	8.58		
Exercised	—	—		
Cancelled	(58,000)	7.74		
Balance, September 30, 2000	972,500	12.50	672,500	13.71
Granted	287,500	4.58		
Exercised	(84,000)	3.42		
Cancelled	(120,000)	16.27		
Balance, September 30, 2001	1,056,000	10.75	531,000	10.81
Granted	451,000	2.10		
Exercised	(12,000)	2.38		
Cancelled	(408,000)	11.31		
Balance, September 30, 2002	1,087,000	$ 7.05	561,833	$ 10.35

9. STOCK OPTIONS (CONTINUED)

The following table summarizes information for options currently outstanding and exercisable at September 30, 2002:

	Options Outstanding			Options Exercisable	
Range of Prices	Number	Wtd. Avg. Remaining Life	Wtd. Avg. Exercise Price	Number	Wtd. Avg. Exercise Price
$ 1.33-2.47	412,000	10 years	$ 2.10	43,500	$ 2.45
3.25-5.25	192,500	7 years	4.56	125,834	4.35
6.25-6.88	197,500	3 years	6.40	197,500	6.40
7.69-9.25	135,000	8 years	8.40	45,000	8.44
10.00-39.00	150,000	6 years	23.44	150,000	23.44
$ 1.33-39.00	1,087,000	7 years	$ 7.05	561,834	$ 10.35

10. BUSINESS SEGMENT AND GEOGRAPHIC INFORMATION

The Company's strategic business units are based on product lines and have been grouped into two reportable segments: Carbon Fibers and Specialty Products. The Company's former Composite Intermediates segment was combined with the Carbon Fibers segment in the third quarter of fiscal 2002 to reflect that its products and services are now strategically focused on the Company's strategy of commercializing the use of carbon fibers as reinforcement in advanced composite materials, including providing composite design and engineering services for development of applications for carbon fiber reinforced composites. Effective with the third quarter of fiscal 2002, Company management reviewed the performance of each of these two segments, allocated resources between these segments and reported on the overall financial and operating performance of each to the chief executive officer of the Company. Segment data for the comparable periods for fiscal year 2001 and 2002 has been restated to reflect this change.

The Carbon Fibers segment is the primary strategic segment and manufactures low-cost carbon fibers used as reinforcement material in composites, oxidized acrylic fibers for heat/fire barrier applications and aircraft brakes, carbon fiber composite products and filament winding equipment used in the composite industry. It also facilitates development of product and process applications to increase the demand for carbon fibers and aggressively markets carbon fibers. The Carbon Fiber segment is located geographically in the United States and Hungary. The Specialty Products segment manufactures and markets acrylic and nylon products and fibers primarily to the textile industry and is located in Hungary. With the exception of the Carbon Fibers segment, none of the segments are substantially dependent on sales from one customer nor a small group of customers. Carbon Fibers has one customer which represented 14%, 13%, and 12% of the total sales of the Company in fiscal 2002, 2001 and 2000, respectively.

Management evaluates the performance of its operating segments on the basis of operating income (loss) contribution to the Company. The following table presents financial information on the Company's operating segments as of and for the fiscal years ended September 30, 2002, 2001 and 2000 (amounts in thousands):

	Fiscal Year Ended September 30, 2002			
	Carbon Fibers	Specialty Products	Corporate Headquarters and Eliminations	Total
Net sales – external	$ 30,448	$ 37,988	$ -	$ 68,436
Net sales – intersegment	4,419	-	(4,419)	-
Total net sales	34,867	37,988	(4,419)	68,436
Gross profit (loss)	6,826	3,251	(561)	9,516
Available unused capacity expenses	6,039	-	-	6,039
Operating (loss)	(5,942)	(1,142)	(3,044)	(10,128)
Depreciation and amortization expense	5,160	862	314	6,336
Capital expenditures	1,389	561	31	1,981
Total assets	99,511	25,024	(3,113)	121,422

10. BUSINESS SEGMENT AND GEOGRAPHIC INFORMATION (CONTINUED)

	Fiscal Year Ended September 30, 2001			
	Carbon Fibers	Specialty Products	Corporate Headquarters and Eliminations	Total
Net sales – external	$ 37,269	$ 39,209	$ -	$ 76,478
Net sales – intersegment	6,669	-	(6,669)	-
Total net sales	43,938	39,209	(6,669)	76,478
Gross profit (loss)	(3,235)	5,210	170	2,145
Available unused capacity expenses	6,803	-	-	6,803
Operating income (loss)	(17,023)	418	(3,923)	(20,528)
Depreciation and amortization expense	5,521	1,001	82	6,604
Capital expenditures	3,651	1,688	-	5,339
Total assets	98,916	22,129	447	121,492

	Fiscal Year Ended September 30, 2000			
	Carbon Fibers	Specialty Products	Corporate Headquarters and Eliminations	Total
Net sales – external	$ 38,420	$ 39,784	$ -	$ 78,204
Net sales – intersegment	2,420	-	(2,240)	-
Total net sales	40,840	39,784	(2,420)	78,204
Gross profit (loss)	6,901	6,785	(2)	13,684
Available unused capacity expenses	4,658	-	-	4,658
Operating income (loss)	(3,600)	987	(2,783)	(5,396)
Depreciation and amortization expense	4,976	1,072	96	6,144
Capital expenditures	3,387	2,748	-	6,135
Total assets	103,457	23,873	3,500	130,830

Sales and long-lived assets, by geographic area, consist of the following as of and for each of the three fiscal years in the period ended September 30, 2002, 2001 and 2000 (amounts in thousands):

	2002		2001		2000	
	Net Sales (a)	Net Long Lived Assets (b)	Net Sales (a)	Net Long Lived Assets (b)	Net Sales (a)	Net Long Lived Assets (b)
United States	$ 24,461	$ 50,366	$ 27,715	$ 54,685	$ 30,935	$ 60,756
Western Europe						
Italy	6,810		6,362		7,544	-
France	2,253		3,606		4,163	-
Other	3,678		4,095		4,063	-
Eastern Europe						
Hungary	12,894	28,660	15,224	25,144	15,818	19,351
Poland	3,601		4,087		4,464	-
Other	10,088		9,936		7,300	-
Other Areas	4,651		5,453	-	3,917	-
Total	$ 68,436	$ 79,026	$ 76,478	$ 79,829	$ 78,204	$ 80,107

(a) Revenues are attributed to countries based on the location of the customer.
(b) Property and equipment net of accumulated depreciation and intangibles, net of discontinued operations, based on country location of assets.

11. SUMMARY OF QUARTERLY RESULTS (UNAUDITED)

(Amounts in thousands, except per share data)

Fiscal year 2002	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
Net sales	$ 16,557	$ 17,448	$ 17,806	$ 16,625
Gross profit	1,954	2,459	2,359	2,744
Loss from continuing operations	(3,723)	(2,927)	(195)	(1,850)
Gain (loss) from discontinued operations	(648)	937	-	575
Net loss	$ (4,371)	$ (1,990)	$ (195)	$ (1,275)
Net loss per share:				
Basic and diluted net loss per share				
Continuing operations	$ (0.23)	$ (0.18)	$ (0.01)	$ (0.11)
Discontinued operations	(0.04)	0.06	-	0.03
Total	$ (0.27)	$ (0.12)	$ (0.01)	$ (0.08)

Fiscal year 2001	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
Net sales	$ 21,831	$ 20,334	$ 17,156	$ 17,157
Gross profit	2,707	(5,109)	2,193	2,354
Loss from continuing operations	(2,317)	(11,816)	(3,583)	(3,558)
Loss from discontinued operations	(1,980)	(718)	(654)	(6,945)
Net loss	$ (4,297)	$ (12,534)	$ (4,237)	$ (10,503)
Net loss per share:				
Basic and diluted net loss per share				
Continuing operations	$ (0.13)	$ (0.73)	$ (0.22)	$ (0.21)
Discontinued operations	(0.11)	(0.04)	(0.04)	(0.43)
Total	$ (0.24)	$ (0.77)	$ (0.26)	$ (0.64)

PRICE RANGE PER COMMON SHARE

The Company's Common Stock (symbol: "ZOLT") is traded in the Nasdaq National Market System. The number of beneficial holders of the Company's stock is approximately 12,300. The Company has never paid dividends. Set forth below are the high and low bid quotations as reported by Nasdaq for the periods indicated. Such prices reflect interdealer prices, without retail mark-up, mark-down or commission:

	Fiscal year ended September 30, 2002		Fiscal year ended September 30, 2001	
	High	Low	High	Low
First Quarter	$3.28	$1.95	$ 8.25	$2.19
Second Quarter	3.05	1.25	6.31	2.25
Third Quarter	5.74	1.86	6.20	4.25
Fourth Quarter	3.00	1.60	4.48	2.20

Directors, Executive Officers and Managers of Zoltek Companies, Inc.

BOARD OF DIRECTORS:

Linn H. Bealke (58)
VICE CHAIRMAN, SOUTHWEST BANK OF ST. LOUIS

James W. Betts (65)
RETIRED VICE PRESIDENT
GREAT LAKES CARBON CORPORATION

Charles A. Dill (63)
GENERAL PARTNER
GATEWAY ASSOCIATES, L.P.

John L. Kardos (63)
PROFESSOR
CHEMICAL ENGINEERING DEPARTMENT
WASHINGTON UNIVERSITY - ST. LOUIS

John F. McDonnell (64)
RETIRED CHAIRMAN AND CEO OF MCDONNELL DOUGLAS CORPORATION
CHAIRMAN OF THE BOARD OF TRUSTEES, WASHINGTON UNIVERSITY - ST. LOUIS

Zsolt Rumy (60)
CHAIRMAN, CEO AND PRESIDENT OF ZOLTEK

AUDIT COMMITTEE:

James W. Betts
Charles A. Dill
John F. McDonnell

COMPENSATION COMMITTEE:

James W. Betts
Charles A. Dill

TECHNOLOGY COMMITTEE:

John L. Kardos
John F. McDonnell

EXECUTIVE OFFICERS:

Zsolt Rumy (60)
CHAIRMAN, CEO AND PRESIDENT

James F. Whalen (48)
CFO AND CORPORATE SECRETARY

KEY MANAGEMENT OF:

ZOLTEK CARBON FIBERS

Zsolt Rumy (60)
PRESIDENT, ZOLTEK CARBON FIBERS

Jim Russell (56)
CHIEF OPERATING OFFICER

Timothy McCarthy (43)
VICE PRESIDENT, SALES EUROPE

Patrick Walsh (40)
PRESIDENT, ZOLTEK MATERIALS GROUP

Robert Murdock (36)
PRESIDENT, ENTEC COMPOSITE MACHINES

SPECIALTY PRODUCTS

Ilona Tandi (52)
PRESIDENT, ZOLTEK RT.

Katalin Bacsa (49)
VICE PRESIDENT, FINANCE, ZOLTEK RT.

CORPORATE EXECUTIVE OFFICES

ZOLTEK COMPANIES, INC.
3101 MCKELVEY ROAD
ST. LOUIS, MISSOURI 63044
(314) 291-5110 PH
(314) 291-8536 FAX
WWW.ZOLTEK.COM

CARBON FIBERS MANUFACTURING FACILITIES

11 MISSOURI RESEARCH PARK
ST. CHARLES, MISSOURI 63304
(314) 926-9999 PH
(314) 926-9998 FAX

1221 FULWILER ROAD
ABILENE, TEXAS 79603
(915) 793-9669 PH
(915) 793-9431 FAX

ZOLTEK RT.
NYERGESUJFALU
H-2537, HUNGARY
011-36-33-536-000 PH
011-36-33-536-150 FAX

OTHER FACILITIES

ZOLTEK EUROPE GmbH
HALLBERGMOOSER STR. 5
85445 SCHWAIG, GERMANY
011-49-8122-880910 PH
011-49-8122-880920 FAX

ZOLTEK MATERIALS GROUP
9151 REHCO ROAD
SAN DIEGO, CALIFORNIA 92121
(858) 450-0013 PH
(858) 450-0141 FAX

ENTEC COMPOSITE MACHINES
2975 SOUTH 300 WEST
SALT LAKE CITY, UTAH 84115
(801) 486-8721 PH
(801) 486-4363 FAX

FORM 10-K

SHAREHOLDERS MAY OBTAIN A COPY OF THE FORM 10K FILED WITH THE SECURITIES AND EXCHANGE COMMISSION BY DIRECTING A REQUEST TO JAMES F. WHALEN, CHIEF FINANCIAL OFFICER AND CORPORATE SECRETARY AT THE COMPANY'S CORPORATE EXECUTIVE OFFICES, 3101 MCKELVEY ROAD, ST. LOUIS, MISSOURI 63044; (314) 291-5110

REGISTRAR AND TRANSFER AGENT

FOR INQUIRIES ABOUT STOCK TRANSFERS OR ADDRESS CHANGES SHAREHOLDERS MAY CONTACT:
UMB BANK, N.A.
928 GRAND AVENUE
KANSAS CITY, MISSOURI
64106 (816) 860-7760

INDEPENDENT ACCOUNTANTS

PRICEWATERHOUSECOOPERS LLP
– ST. LOUIS, MISSOURI

LEGAL COUNSEL

THOMPSON COBURN LLP
– ST. LOUIS, MISSOURI

This report and the material incorporated by reference herein contain forward-looking statements which are inherently subject to risks and uncertainties. Cautionary statements should be read as being applicable to all forward-looking statements wherever they appear herein or in the documents incorporated by reference herein. The Company's actual results could differ materially from those anticipated due to a number of factors, including, without limitation, the Company's ability to return to operating on a profitable basis, comply with its obligations under its credit agreements, complete financing transactions, manage its excess carbon fiber production capacity and inventory levels, continue investing in application and market development, manufacture low-cost carbon fibers and profitably market them at decreasing price points and penetrate existing, identified and emerging markets for carbon fibers, as well as other factors discussed herein and the incorporated material.

ZOLTEK

Zoltek Companies, Inc.
3101 McKelvey Road
St. Louis, MO 63044
Ph: 314-291-5110
Fax: 314-291-8536
www.zoltek.com

